UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 24, 2016

BIODEL INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33451	90-0136863

(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

100 Saw Mill Road
Danbury, Connecticut		06810

(Address of principal executive
offices)		(Zip Code)

(203) 796-5000
(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On May 24, 2016, Biodel Inc. (the “Company”) issued a press release announcing the execution of a share exchange agreement (the “Exchange Agreement”) with Albireo Limited, a company registered in England and Wales (“Albireo”) and the Albireo stockholders, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, the Company will acquire the entire issued share capital of Albireo in exchange for newly issued shares of the Company’s common stock (the “Exchange”). The press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The Company and Albireo hosted a joint conference call on May 25 at 8:30 am Eastern Time to discuss the Exchange and provide a business overview. The script for the joint conference call is attached hereto as Exhibit 99.2 and incorporated by reference herein. An archived version of the audio webcast will be available on the Company’s website at www.biodel.com. An audio replay will be available by dialing (877) 660-6853 (US) or (201) 612-7415 (International) and entering conference ID number 13588552.

The Company expects to present the materials attached hereto as Exhibit 99.3 from time to time, which will be made available by the Company on its website or distributed by the parties in hardcopy or electronic form, and are incorporated by reference herein.

By filing the information in this Item 8.01 of this Current Report on Form 8-K, the Company makes no admission as to the materiality of any information in this report. The information contained in the script is summary information that is intended to be considered in the context of the Company’s filings with the Securities and Exchange commission (“SEC”) and other public announcements that the Company makes, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release of Biodel Inc. dated May 24, 2016.

99.2	Conference call script for May 25, 2016 at 8:30 a.m. Eastern Time.

99.3	Presentation Materials

Additional Information and Where You Can Find It

The Company will file with the SEC a registration statement containing a proxy statement of the Company that will also constitute a prospectus of the Company. The Company will mail the proxy statement/prospectus to the Company’s stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. The Company urges investors and stockholders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed or that will be filed with the SEC, because they contain or will contain important information about the proposed transaction. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that the Company may file with the SEC or send to the Company’s stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement/prospectus and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC www.sec.gov. Once they are filed, copies of the registration statement and proxy statement/prospectus will be available free of charge on the Company’s website at www.biodel.com or by contacting the Company’s Corporate Secretary at 203-796-5000 or by mail at Investor Relations, Biodel, Inc., 100 Saw Mill Road, Danbury, Connecticut 06810.

Participants in Solicitation

The Company, Albireo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stock in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K/A for the period ended September 30, 2015, which was filed with the SEC on January 28, 2016. Other information regarding the interests of such individuals, as well as information regarding Albireo’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement/prospectus, which will be included in the Company’s registration statement when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIODEL INC.

By:	/s/ Paul S. Bavier
Paul S. Bavier
General Counsel

Date: May 24, 2016

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Biodel Inc. dated May 24, 2016.

99.2	Conference call script for May 25, 2016 at 8:30 a.m. Eastern Time.

99.3	Presentation Materials